20170120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

Dear Ms. Ising:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Wells Fargo by Mary Jo Nelson. We also have received a letter from the proponent dated January 7, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mary Jo Nelson

FISMA & OMB Memorandum M-07-16

January 17, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

The proposal requests that the company's CEO "assume for the company, the responsibility in cost and time to correctly cash checks and assure its brokerage customers that it will obtain their permission before placing securities into their accounts, unless [the company] has received previous customer authority."

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, we note that the proposal relates to procedures for handling customer accounts. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

RECEIVED

2017 JAN 12 AM 11: 37

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FISMA & OMB Memorandum M-07-16

January 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Wells Fargo & Company Stockholder
Proposal of Mary Jo Nelson

Ladies and Gentlemen:

This is in response to the December 23, 2016, letter of Elizabeth Ising of Gibson, Dunn and Crutcher,LLP.
I have been a customer of Wells Fargo & Company (henceforth WFC) and previously Norwest for over 30 years and a shareholder for over 15 years. I would never have submitted my proposal had I not been disturbed by the unethical behavior of the bank and its attitude that it had no problem except an"inadvertent error". The response of the bank (which it has never said was an error) was to tell me that I would never get my money back unless I proved that I was not in error. Repeated automated "research" letters were sent in response to my telephoned information that my check had been paid. These letters are not "inadvertent" but are the willful and unethical behavior of the bank. My efforts to try to get the bank to value a customer's time were clearly an abject failure and I began to wonder if it was part of the plan to earn more money. The bank's major response to me came about a year after the incident and shortly after I submitted my shareholder proposal. The timing of the bank's response says everything.

After Wells Fargo had bought Wachovia which had bought AG Edwards, my family became brokerage customers of WFC. I was the custodian of my niece's brokerage account and we never had any issues for years at AG Edwards. Some months after my niece had turned 21 years of age, and I was no longer the custodian of her account, WFC placed a California mortgage bond into her brokerage account. My niece had never discussed this with WFC, nor had she given any permission to WFC to make any changes in her account. Although WFC removed the undesirable bond from her account when asked, several WFC shareholders who heard of this unethical behavior immediately removed their brokerage accounts from WFC. At no time did WFC say that this was an error or apologize for its unethical behavior.

These two unethical behaviors of WFC are the genesis of my shareholder proposal as I understood only later that unless we notified the SEC, there would never be any improvement in this unethical behavior. Shareholders benefit from WFC making approximately five times the amount of fees as other retail banks. However it is unethical to plan to threaten customers with fees unnecessarily. Likewise, it may benefit the shareholders for the bank to place securities into customer brokerage accounts, but doing this without brokerage customer permission is unethical and lost the bank brokerage customers.

I did not voluntarily withdraw my proposal as WFC's ignoring the unethical aspect of its behavior is damaging to WFC's reputation. This will hurt the shareholders with reduced numbers of customers and potentially further fines. Susan Ochs expressed it well in her Harvard Business Review Article on ethics titled, "The Leadership Blind Spots at Wells Fargo", dated October 6, 2016. Susan Ochs wrote, "Senior leaders need to see the truth about the bank's culture.." It may be wise to have the continuity from Mr. Stumpf that CEO Tim Sloan provides, but my proposal regarding WFC behavior raises the question of whether or not he, like Mr. Stumpf, lacks an ethical understanding and feels that banking is simply "a process".

Sincerely,

Mary Jo Nelson

Mary Jo Nelson
phone ***FISMA & OMB Memorandum M-07-16***

Enclosure: Harvard Business Review Article, October 6, 2016

cc: Elizabeth A. Ising,
Mary E. Shaffner, Senior Vice President and Senior Company Counsel

Harvard
Business
Review

ETHICS

The Leadership Blind Spots at Wells Fargo

by Susan M. Ochs

OCTOBER 06, 2016



The post-scandal scrutiny of Wells Fargo's culture has so far focused on the high-pressure sales environment that drove employees to create as many as two million fake accounts. Former employees have alleged a "soul-crushing" culture of fear and daily intimidation by managers, where they were pressured to reach extreme sales goals, some by breaking the law. The bank has since fired 5,300 employees for the illegal behavior and eliminated retail bank sales goals entirely.

As a result of this fraud, the bank is now being investigated by Federal prosecutors and Congressional overseers. The states of California and Illinois and the city of Chicago have also suspended parts of their business relationships with the bank.

But the fallout is far from over. Hearings last month before the Senate's banking committee and the House's Financial Services Committee point to further dangerous cultural dynamics inside Wells Fargo. The grueling testimonies from CEO John Stumpf, coupled with insights from my industry-wide research into the culture and mindsets of bankers, suggest there is a blind spot among senior leaders at Wells Fargo, as well as deterrents to speaking up among the rank and file. Along with fixing the sales culture, the bank will have to address these critical management issues to prevent the next scandal.

A blind spot among senior leaders

Despite five years of explicit and repeated warnings, the executive team and the board of directors were remarkably slow to see the breadth and gravity of this fraud, and to address it effectively.

According to Stumpf's testimony, a board committee became aware of the fraud "at a high level" back in 2011. They had a fuller discussion in 2013-2014 – around the time when media reports of the illicit behavior first surfaced. Although roughly 1,000 employees had been fired each year since 2011 for these practices, the board only became "very active" on the issue in 2015.

Stumpf testified that he personally became aware in 2013 when, after two years of ineffective solutions within the business unit, the volume of fake accounts was still increasing. It was yet another two years before Stumpf brought in consultants in 2015 to investigate the full scope of impact on consumers.

In examining what took them so long to react, Stumpf's comments portray a leadership team that refused to believe the sales fraud could be systemic in a culture such as theirs. Founded in 1852, Wells Fargo and its trademark red stagecoach aim to evoke the values of plainspoken pioneers and a simpler time. The bank proudly held itself apart from its New York-based peers after the financial crisis and regularly touted its "culture of caring." The public believed it, rating the brand far more trustworthy than any of its peers of a similar size.

Executive team members, most who have spent decades at the company, concluded this fraud had to be minor isolated incidents. During both Congressional hearings, Stumpf kept repeating that the firings totaled only 1% of headcount per year, and that only 1.9% of deposit accounts could be fraudulent. He also said, "I've always known...that not everybody will do it right every day," trying to rationalize this as the work of rogue bad actors and a predictable part of doing business, as opposed to a systemic failure.

Wells Fargo leaders also seem to be blind to the significance of this crisis – both for consumers and for its own culture. Stumpf noted that initially, the bank didn't realize customers could be charged fees for these fake accounts, but said, "when we finally connected the dots on customer harm in 2015, the board was very active on this."

This statement implies that the only impact on consumers is monetary: wrongful fees. When the bank thought thousands of employees were simply violating consumer trust – stealing identities, forging signatures, secretly moving money – that wasn't enough harm to provoke the board's active involvement. This misjudgment (perhaps initially due to management downplaying the incidents) could explain why the board got engaged so late in the process, and why they did not impose penalties on executives until after the first scathing Congressional hearing and weeks of public outcry. Senior leaders were so focused on financial impact that they couldn't see the ethical damage

Even now, Stumpf adamantly refuses to hear criticism of the bank's culture. Instead, he called this an operations and compliance issue, perhaps not realizing that both of those functions influence corporate culture. When "operational issues" like extreme sales goals help create a certain mindset – in this case, the belief that successful managers must push employees aggressively – that mindset will endure, even after the bank removes those sales goals.

It's not unusual for a CEO to view the organization's culture more favorably than average employees do. But Stumpf's high opinion of the Wells Fargo culture seems to be unwavering despite consistent evidence to the contrary. Pushing back against members of Congress last week, he asserted, "the culture of the company *is* strong" and is "based on ethics and doing what's right." By the end of the hearings, Members were calling him "tone-deaf" and "in denial."

Deterrents to speaking up

This leadership blind spot is the result of misguided reverence for their culture and its ability to inoculate the bank from systemic problems. It represents a governance breakdown of the highest order for executives and board members. But it appears that some red flags never even reached them: Investigations revealed the bank has ignored, discouraged, and even fired employees who tried to voice concerns about the intimidating culture and unethical practices.

In the worst cases, whistleblowers claim they were fired after reporting violations to the bank's ethics hotline or trying to alert supervisors to illegal behavior. Concerns raised by other employees were reportedly ignored, including an alleged email sent to Stumpf directly, and a petition, signed by 5,000 colleagues, that sought to lower sales quotas and combat unethical conduct. Stumpf called the firings "regrettable" and assured Congress that the bank has a policy of non-retaliation against whistleblowers.

But the damage goes beyond the employees who were terminated – it sends a signal to everyone else that they should keep quiet. At best, problem-raisers will be ignored; at worst, they will lose their jobs. Why risk it? If the bank doesn't care, why should they?

This is one of the most dangerous dynamics to afflict a financial institution. Following the 2008 crisis, regulators have prioritized a healthy banking culture, anchored by "effective challenge," meaning when people question ideas or escalate problems, they are heard and welcomed, without fear of reprisal. In a large organization, successful risk management requires all hands on deck. Employees should feel not only comfortable but also accountable for speaking up.

Wells Fargo is creating the opposite environment – where employees are discouraged from caring or challenging anything.

In addition, a more implicit deterrent to speaking up may be permeating the organization. During his testimony, Stumpf interrupted a detailed exchange saying, "I care about outcomes, not process." If this mentality pervades the bank, it could exacerbate an existing industry bias.

For many in finance, projecting an aura of self-reliance is part of what garners respect. In my research, the mindset, "My boss would judge me poorly if I had to ask for help instead of solving an issue on my own," is especially prevalent among midlevel and high-level bankers. It is also correlated with a tolerance for rule-breaking, which perhaps is the extreme last-recourse solution for the lone wolf.

Given this predisposition, when subordinates hear the CEO cares about end results, not the details of getting there, they may be even more reluctant to come forward with problems or seek advice on process points along the way. This could have contributed to the years of delay in rooting out the Wells Fargo sales fraud.

For the bank, any obstacles to speaking up – whether deliberate or inadvertent - must be eradicated. That starts with listening to and protecting the employees who raise concerns. And managers at all levels must take explicit steps to encourage questions and collaborative problem-solving. It's important to care about how things are done, not just the end results.

The problems from blind spots at the top and stifled voices within the ranks will not disappear whe: sales goals do. Without doubt, there are many great people working at Wells Fargo, and they deserv better. Senior leaders need to see the truth about the bank's culture and engage all employees in th effort to repair it.

Susan M. Ochs is a senior fellow at the think tank New America, where she directs the Better Banking Project. She is a former senior advisor at the U.S. Department of the Treasury.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 23, 2016

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Mary Jo Nelson
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Mary Jo Nelson (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be sent at the same time to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLUTION, That the shareholders of Wells Fargo & Company (WFC) request that the CEO assume for the company, the responsibility in cost and time to correctly cash checks and assure its brokerage customers that it will

> obtain their permission before placing securities into their accounts, unless WFC has received previous customer authority.

Copies of the Proposal, supporting statement and related correspondence with the Proponent are attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and

- Rule 14a-8(i)(4) because the Proposal relates to both a personal claim and a personal grievance against the Company.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." 1998 Release.

Consistent with Rule 14a-8(i)(7) and the 1998 Release, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters "fundamental to management's ability to run a company on a day-to-day basis," specifically the Company's procedures for handling customers' accounts and the Company's relations with its customers.

A. The Proposal Is Excludable Because It Relates To Procedures For Handling Customers' Accounts.

The Proposal's request directly concerns the Company's procedures for handling customers' accounts and thus is excludable under Rule 14a-8(i)(7). The Staff has recognized that procedures for handling the accounts of a company's customers fall under the "ordinary business" exception. For example, the proposal in *Zions Bancorporation* (avail. Feb. 11, 2008) asked the company's board to take action to ensure that the "termination of any customer account by a subsidiary of the corporation's branch . . . be deferred until the matter can be hear [sic] in arbitration or by a civil court, in any event, termination to be deferred for 180 days pending such independent evaluation of the company's position." The company argued that the proposal could be excluded under Rule 14a-8(i)(7) and the Staff agreed. Relatedly, the Staff has concurred that a proposal could be excluded under the predecessor to Rule 14a-8(i)(7) when the proposal related to the company's monitoring of illegal transfers through customer accounts. *See Citicorp* (avail. Jan 8, 1997).

As applied here, the Proposal seeks to manage the Company's procedures for handling customer accounts by requesting that the "CEO assume for the company, the responsibility in cost and time to correctly cash checks and assure its brokerage customers that it will obtain their permission before placing securities into their accounts." More specifically, it seeks to dictate certain "quality control" procedures that should apply if an error occurs, for example, with "human oversight rather than automated 'research' letters." The Proposal's attempt to dictate the Company's procedures related to handling customer accounts is analogous to the proposal in *Zions Bancorporation* regarding bank account termination policies that the Staff determined implicated ordinary business matters under Rule 14a-8(i)(7). Moreover, the day-to-day account-related procedures that the Proposal concerns are exactly the kind of tasks that "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release.

B. The Proposal Is Excludable Because It Relates To Customer Relations.

The Proposal's request directly implicates the Company's customer relations and thus is excludable under Rule 14a-8(i)(7). The Staff has recognized that proposals concerning customer relations are generally excludable under Rule 14a-8(i)(7). Precedent makes clear that customer relations matters include the adoption of policies that govern customer relations. For example, in

BellSouth Corp. (avail. Jan. 9, 2003), the Staff concurred that a proposal requesting that "directors and officers of Bell South [sic] Corporation . . . institute procedures to correct personel [sic] and computer errors and omissions" as a result of the proponent's concern regarding "several uncorrected operating errors" in customer accounts was excludable under Rule 14a-8(i)(7) because the proposal concerned the company's "customer relations." Similarly, in *Prudential Financial* (avail. Jan. 10, 2013), the Staff concurred that a proposal directing the company to correctly state "the fees and charges and the investment performance" in the quarterly statements provided to the company's annuity participants was excludable because it "concern[ed] customer relations" and "account information provided to customers." *See also Houston Industries, Inc.* (avail. Mar. 1, 1999) (concurring in the exclusion of a stockholder proposal requiring that the company respond to customer complaints within 10 business days); *AT&T Corp.* (avail. Feb. 8, 1998) (concurring in the exclusion of a stockholder proposal regarding policies for customer service); *The Bank of New York Co., Inc*. (avail. Mar. 11, 1993) (concurring in the exclusion of a proposal that would have required the company to appoint a special employee to provide customers and stockholders with information concerning their bank accounts when the company argued that the proposal related to day-to-day customer service operations).

Consistent with the precedents above, the Proposal is excludable because it requests that the Company adopt certain procedures for handling customer accounts in order to demonstrate the Company's "commitment to customer service," "help retain and attract new customers," and "aid in customer retention." The Company's goal is to do what is right for its customers every single day. To that end, managing the Company's relationships with customers is a fundamental part of the Company's day-to-day operations, and requires ongoing review, coordination, and monitoring of customer relation strategies across all business lines and channels to provide a consistent customer experience. Yet the Proposal seeks to create stockholder oversight of these areas. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Relates To The Redress Of A Personal Claim Or Grievance Against The Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process. . . ." Exchange Act Release No. 19135 (Oct. 14, 1982) (the "1982 Release"). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." 1982 Release. Thus, Rule 14a-8(i)(4) provides a means to exclude stockholder proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

As explained below, the Proponent is leveraging the stockholder proposal process to pursue the Proponent's own personal grievance against the Company. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(4).

A. Background

As described in more detail below, the Proponent's personal grievance with the Company stems from a check made out to the Proponent mistakenly being cashed twice, resulting in additional charges to the Proponent's account. The Proponent details her personal grievance in several letters that the Proponent has sent to the Company. In a letter dated December 9, 2015 to a Company bank manager (the "Initial Letter"), the Proponent explained her personal grievance and stated that, as a result of her grievance, she "requir[es] [the Company] to do the following within 10 days:

- Credit [the Proponent's] savings account for $200 and $12 immediately;
- Pay [the Proponent's] hourly consulting fee ($400) for 1.5 hours=$600 as [the Company] refused to correct itself…;
- Pay [the Proponent's father] $5.75 in Priority mailing fees and for his hour of time;
- [And,] this does not include…photocopying costs." *See* Exhibit B.

The Initial Letter also stated that "should [the Company] fail in the above, [the Proponent] will be submitting all of this information to the MN State Attorney's Office and *our family shareholders will describe your method earning profits by billing customers for your errors at the next [Company] shareholders meeting."* (emphasis added). The Company subsequently received the Proposal along with a letter dated November 15, 2016. *See* Exhibit A.

In response, the Company performed an internal investigation, then credited the Proponent's account with the $200 requested, the corresponding $12 fee, and, as a sign of goodwill, ten years of additional fee waivers for the Proponent's safe deposit box with the Company (a value of approximately $550). However, the Company did not pay the Proponent the requested $600 consulting fee, mailing fees, or copying expenses the Proponent claims are required. The Proponent is leveraging the shareholder proposal process to pursue the Proponent's own personal grievance against the Company.

B. Discussion

The Staff consistently has concurred that a stockholder proposal may be excluded pursuant to Rule 14a-8(i)(4) where it involves the redress of a personal claim or grievance. The Staff has also agreed that a proposal may be excludable even when the personal grievance is not explicitly contained in the resolved clause of the proposal. For example, in *D.R. Horton, Inc.* (avail. Oct. 23, 2012), the Staff concurred that a stockholder proposal could be excluded pursuant to Rule 14a-8(i)(4) when the proposal requested that "the [company] audit its subsidiary DHI Mortgage for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents." On its face, the resolved clause of the *D.R. Horton* proposal does not explicitly indicate that the proponent has a specific grievance against the company; although the supporting statement to the proposal references several instances of alleged fraud at the company that overlap with ongoing litigation brought by the proponent against the company. The supporting statement, and the benign resolved clause, when read together create a sufficient inference of a personal grievance, and the Staff ultimately agreed that exclusion was appropriate. The following year, in *D.R. Horton, Inc.* (avail. Nov. 1, 2013) the Staff again agreed that a proposal from the same proponent was excludable pursuant to Rule 14a-8(i)(4). In that instance, the proposal did not reference the personal grievance of the proponent but did nonetheless accuse the company of "buying [S]EC official[s] and judge[s]." *See also ConocoPhillips* (avail. Mar. 23, 2005) (concurring in the exclusion under Rule 14a-8(i)(4) of a proposal that made no direct mention of a personal grievance in the resolve clause and requested that "as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de [sic] selected and recommended for election").

In contrast, the Staff did not concur that a proposal is excludable pursuant to Rule 14a-8(i)(4) when the proposal related to matters which may be of interest to security holders in general and those matters were not directly linked to the personal grievance of the proponent. For example, in *General Electric* (avail. Jan. 25, 2016), the proponent requested that the company take the "necessary steps to provide for cumulative voting in the election of directors" and supported the proposal by stating that "[t]he increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance." Even though the proponent himself had a well-documented personal grievance with the company, the proposal was not excludable because such grievance was not apparent on the face of the proposal.

As in *D.R. Horton*, here the Proponent has submitted the Proposal, which relates to her personal grievance, as a "means . . . to air or remedy some personal claim or grievance or to further some personal interest." Specifically, after unintentional account errors that have been corrected and the Company declining to reimburse her for certain additional expenses (such as a $600 "hourly consulting fee"), the Proponent seeks to have the Company's stockholders vote on the very matters at the heart of her grievance. The express language of the Proposal demonstrates this fact:

- The Resolved clause seeks a stockholder vote on the Company bearing "the responsibility in cost and time to correctly cash checks," the exact request that the Proponent made to the Company beginning with the Initial Letter.

- The Proposal asserts that the Company "needs to specifically take responsibility for its errors (for example running a check twice)," which is the same inadvertent error that occurred with respect to the Proponent's account.

- The Proposal states that taking responsibility means "with human oversight rather than automated 'research' letters which demonstrate a banking error, but are falsely represented as showing a customer check problem," which is what the Proponent asserted occurred in her correspondence with the Company.

- The Proposal also references one of the ways that the Proponent contacted the Company about her grievance: "WFC tells customers that they have an exceptional telephone banking service."

- The Proposal explicitly refers to the inadvertent error that occurred in the Proponent's account: "[U]nless the customer spends time and resources to provide evidence that the check was promptly paid, [the Company] will keep the check proceeds and the [Company] 'service fee' for its error." In essence, the supporting statement contains the exact accusation against the Company that the Proponent threatens to bring to the attention of certain officials.

Therefore, consistent with *D.R. Horton*, the Proposal relates to the redress of a personal grievance against the Company. Moreover, the Proposal is distinguishable from *General Electric*, as it both relates to the Proponent's personal grievance on its face and seeks to redress the personal grievance through monetary payment, gained either through negotiations concerning the Proposal or through the stockholders adopting the Proposal itself. Because "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance is "a disservice to the interests of the issuer and its security holders at large," the Proposal is excludable pursuant to Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Mary Jo Nelson

EXHIBIT A

[redacted]

November 15, 2016

Timothy J. Sloan, CEO
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Sloan,
Enclosed is my stockholder proposal for inclusion in the proxy statement for the Wells Fargo & Company's annual meeting of stockholders in 2017.

Also enclosed is the detailed description of the WFC bank behavior in cashing my check as well as the business card of the branch manager and one of two of WFC's "research" letters into your behavior. Mr. Samora, after muttering "that's pretty bad" under his breath, sent me a phone message later in the day that my account had been credited with the amount of my check as well as WFC's stealing service fee of $12. No mention has ever been made of the loss of my time, my father's time or the postal mailing fees we incurred due to WFC's repetitive attempts to deny its error. The Bank of America banker told us that anyone employed at any bank for 2 weeks would easily see your error. Neither my father (a shareholder too) nor I believe you have a faint clue of the nature of your customer's experiences at your bank. I personally know six of your former brokerage customers (acquired from AG Edwards) who will never be your brokerage customers again although they are your shareholders and would have been very desirable customers.

Mr. Stumpf apparently thought that all customers were so stupid that they never compared banks. I have been your customer for well over 30 years first at Norwest and then at WFC. My husband banks at your major competitor which looked ethically very impressive when it advised its employees not to attempt to attract your customers. When you treat a customer poorly, that person tells many others for many years. I have lost track of how many people know the story of how WFC quoted me a mortgage cost of $1,000 more than it quoted my husband for the same house, same parameters, same date and at the same time. My husband's bank gave him a quote of $1,000 less than WFC had offered him so we got our mortgage at his bank. An eager female from your phone bank recently advised me that WFC had a "special loan rate" for PMA customers like me. I had to advise her that I found out how special I was 25 years ago when we got our mortage and she had better watch out or she would be "special" too if she wasn't careful to compare rates. It will surely be a cold day in hell when I take a loan from WFC.

I wish to congratulate you on the excellent service offered by your Shareholder Services. Although you charge more than other transfer agents, WFC does a far better job and the better service is worth it. I believe this is one of the reasons that P & G just switched to WFC for transfer agent services. P & G had formerly used Computershare which is cheaper but a manager there [redacted] advised me that Computershare "is not responsible for anything they say or do". This kind of behavior does not produce any confidence in that company and is a real waste of time for shareholders.

If you choose, the rest of your bank can perform as well as your transfer agents. Do you choose or not?

Sincerely yours,
Mary Jo Nelson
Mary Jo Nelson

WELLS FARGO RESOLUTION

M. J. Nelson, ***FISMA & OMB Memorandum M-07-16*** who held 4,257 shares of common stock on November 15, 2016, submits the following resolution to stockholders for approval at the annual meeting.

RESOLUTION

That the shareholders of Wells Fargo & Company (WFC) request that the CEO assume for the company, the responsibility in cost and time to correctly cash checks and assure its brokerage customers that it will obtain their permission before placing securities into their accounts, unless WFC has received previous customer authority.

SUPPORTING STATEMENT

WFC has recently taken out full page advertisements in various financial newspapers stating that it wishes to serve its customers. These may make the management feel good but do nothing for customers. The bank needs to specifically take responsibility for its errors (for example running a check twice) with human oversight rather than automated “research” letters which demonstrate a banking error, but are falsely represented as showing a customer check problem. WFC tells customers that they have an exceptional telephone banking service. However this service is trained to advise that unless the customer spends time and resources to provide evidence that the check was promptly paid , WFC will keep the check proceeds and the WFC “service fee” for its error. This displacement of the cost of banking quality control onto the customer is a deterrent. Taking specific action such as this, would improve the tarnished reputation of WFC and aid in customer retention.

WFC purchased AG Edwards and Wachovia in order to obtain customers for its brokerage and other businesses. When WFC wishes to "clean up its balance sheet," and without brokerage customer permission, places items (which were described by the Wall Street Journal as "worthless California mortgage bonds") into the customer's account, all trust is lost. This is true even if WFC removes the offending item. WFC has lost a number of brokerage customers due to this egregious behavior. It has also lost brokers who did not wish a tarnished reputation by association with WFC.

Making specific commitments to customer service like this, which should be considered basic, may help retain and attract new customers if the new CEO appears to fully understand the extensive problems and lost customer trust.

It would also help improve the reputation of WFC which would enhance shareholder value.

From: Mary Jo Nelson

[redacted]

Date: December 9, 2015

To: Wells Fargo Bank Manager
3390 Pilot Knob Road
Eagan, MN 55121

I have been a customer of Wells Fargo Bank (WFC) for over 30 years. On November 19, 2015, I came to your Eagan branch to cash check number [redacted], made out to me for $200 from my father (Lowell B. Nelson). I went up to the next teller named Jeanne and told her I wanted to cash the check and receive 2 one hundred dollar bills. I showed her my driver's license and she found my account. She "ran the check", got a confused look on her face and told me she needed "to run it again" because she thought she mistyped a number or code. She punched some more buttons and said it was fine and I then left Wells Fargo Eagan branch with my $200 in cash.

Later that day your bank mailed me a letter saying that my savings account had been charged $200 for a "paper item returned unpaid Refer to maker [redacted]". With this statement was a copy of my father's check. I received this Monday November 21 in the mail and promptly phoned my father. He then phoned Bank of America where he has his checking account and Bank of America (BOA) gave him this number # [redacted] saying that BOA had promptly paid the $200 to Wells Fargo when the check was presented. That evening I then phoned the WFC at 1-800-742-4932 and spoke to Amanda telling her that the teller had had to "run the check again". Amanda gave me Ref: ***FISMA & OMB Memorandum M-07-16*** and said she would start a "research" inquiry and I should receive an answer from the WFC "research" department in a week. On November 19, WFC charged my savings account $200 supposedly for an "item returned unpaid" along with a $12 "item return" fee.

On November 24, WFC "research department" sent me a letter for the Research Request for act [redacted] Saying that a check that I cashed "was returned due to refer to maker" with another copy of my father's check. When I received the same letter again from WFC, with no additional "research" having been done and having told Amanda at the phone bank that the teller had trouble pushing the buttons on her machine, I phoned 1-800-742-4932 again and was connected to John who told me there was nothing more that WFC could do and it was up to me to figure out the problem with my father's check. When I asserted that this was the fault of WFC who needed to figure out WFC's error, John said it was all my problem and WFC would do nothing more and then hung up on me!

My father then went to BAC and spoke to his longtime banker and with a very long phone call, his banker, Susan Rudrud, Assistant Manager, explained that WFC teller Jeanne had run my father's check and $200 was paid promptly to WFC. Enclosed is a photocopy of my father's account showing $200 deducted on November 19. **Your confused Teller Jeanne then ran my father's check a SECOND TIME. After a check has been paid once, that same check becomes nonnegotiable because it can only be paid once and it has already been paid.** Ms. Rudrud explained that cashing a check is a routine part of banking and that WFC should be able to figure out their mistakes. WFC IS NOT ALLOWED TO RUN A CHECK TWICE.

I require you at the Eagan WFC to do the following within 10 days:

Credit my savings account for $200 and $12 immediately

Pay my [redacted] hourly consulting fee ($400) for 1.5 hours=$600 as WFC refused to correct itself. I have spent more time than this allowing for documenting this letter and photocopying.

Pay Lowell B. Nelson $5.75 in Priority mailing fees and for his hour of time.

This does not include my photocopying costs.

Your rude and incompetent behavior is reprehensible and here the MN State Attorney's office thought they should be primarily concerned about your treatment of customers who speak English poorly! Should you fail in the above, I will be submitting all of this information to the MN State Attorney's Office and our family shareholders will describe your method earning profits by billing customers for your errors at the next WFC shareholders meeting. This, along with sweeping your "worthless California mortage bonds" (description provided by the Wall Street Journal) into your customers' brokerage accounts to "clean up your balance sheet" has been inadequately detailed in your annual reports. This is not only disreputable, but businesses are well aware that every customer that you treat this way, tells many other of their experiences. You tell your PMA customers that they receive special service. I suggest that you retrain John from your phone bank, although it is clear you have him well trained to deny any responsibility on your part for any errors. With your tellers, you also need to review what transpires when they submit a check twice.

Attached copies:
Business card of Susan Rudrud, BAC banker
Copies of the front and back of my father's check showing the first time it was presented"[redacted]"
and the second time your teller tried to cash it "[redacted]"
Partial copy of my father's BAC account showing the $200 check promptly paid
Copies of both 11/19/2015 and 11/24/2015 WFC "research " letters which I now understand show WFC submitted the check twice. This proves WFC could see what happened and refused to fix the problem.

WELLS FARGO

Wells Fargo Phone Bank
Research Operations
P.O. Box 5141
Sioux Falls, SD 57117-5141

November 24, 2015

MARY JO NELSON
[redacted]

Subject: Research request for account ending in [redacted]

Dear MARY JO NELSON:

We are writing in response to your inquiry to let you know that a check you, a joint owner, or an authorized signer on the account cashed was returned due to refer to maker. Enclosed is a copy of the check for your reference.

Please contact the individual or business who issued the check for more information.

If you have any questions, please call us at 1-800-TO-WELLS (1-800-869-3557). Phone Bankers are available to assist you 24 hours a day, 7 days a week.

Thank you. We appreciate your business.

Research Operations
Wells Fargo Phone Bank

Reference number: 113521106

01/2015

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ORIGIN ID:MICA (651) 688-2077
MARY JO NELSON

FISMA & OMB Memorandum M-07-16

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BILL THIRD PARTY

Part # 1

TO TIMOTHY J. SLOAN, CEO
WELLS FARGO & COMPANY
420 MONTGOMERY STREET

SAN FRANCISCO CA 94104
(800) 869-3557 REF:
INV:
PO: DEPT:

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Express
E

J162016101201uv

WED - 16 NOV 10:30A
PRIORITY OVERNIGHT
TRK# 0201 ***FISMA & OMB Memorandum M-07-16***
DSR
94104
CA-US SFO

XH APCA

WELLS FARGO

Wells Fargo Law Department
One Wells Fargo Center-
MAC D1053-300
301 S. College Street, 30th Floor
Charlotte, NC 28202

Willie J. White
Counsel
Tel: (704) 410-5082
willie.j.white@wellsfargo.com

November 21, 2016

VIA OVERNIGHT MAIL
Mary Jo Nelson
[redacted]

Dear Ms. Nelson:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received on November 16, 2016, your stockholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the stockholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the stockholder's intent to continue to hold the required number or amount of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 301 S. College Street, 30th Floor, MAC D1053-300, Charlotte, NC 28202. Alternatively, you may transmit any response by facsimile to me at (877) 572-7039 or by email at willie.j.white@wellsfargo.com.

If you have any questions with respect to the foregoing, please contact me at (704) 410-5082, or you may contact Mary E. Schaffner, my colleague in the Wells Fargo Law Department, at (612) 667-5828. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Willie J. White

Willie J. White
Counsel

cc: Mary E. Schaffner, Esq.

Enclosures

<u>EXHIBIT B</u>

From: Mary Jo Nelson

[redacted]

Date: December 9, 2015

To: Wells Fargo Bank Manager
3390 Pilot Knob Road
Eagan, MN 55121

I have been a customer of Wells Fargo Bank (WFC) for over 30 years. On November 19, 2015, I came to your Eagan branch to cash check number [redacted], made out to me for $200 from my father (Lowell B. Nelson). I went up to the next teller named Jeanne and told her I wanted to cash the check and receive 2 one hundred dollar bills. I showed her my driver's license and she found my account. She "ran the check", got a confused look on her face and told me she needed "to run it again" because she thought she mistyped a number or code. She punched some more buttons and said it was fine and I then left Wells Fargo Eagan branch with my $200 in cash.

Later that day your bank mailed me a letter saying that my savings account had been charged $200 for a "paper item returned unpaid Refer to maker [redacted]". With this statement was a copy of my father's check. I received this Monday November 21 in the mail and promptly phoned my father. He then phoned Bank of America where he has his checking account and Bank of America (BOA) gave him this number #[redacted] saying that BOA had promptly paid the $200 to Wells Fargo when the check was presented. That evening I then phoned the WFC at 1-800-742-4932 and spoke to Amanda telling her that the teller had had to "run the check again". Amanda gave me Ref: ***FISMA & OMB Memorandum M-07-16*** and said she would start a "research" inquiry and I should receive an answer from the WFC "research" department in a week. On November 19, WFC charged my savings account $200 supposedly for an "item returned unpaid" along with a $12 "item return" fee.

On November 24, WFC "research department" sent me a letter for the Research Request for act [redacted] Saying that a check that I cashed "was returned due to refer to maker" with another copy of my father's check. When I received the same letter again from WFC, with no additional "research" having been done and having told Amanda at the phone bank that the teller had trouble pushing the buttons on her machine, I phoned 1-800-742-4932 again and was connected to John who told me there was nothing more that WFC could do and it was up to me to figure out the problem with my father's check. When I asserted that this was the fault of WFC who needed to figure out WFC's error, John said it was all my problem and WFC would do nothing more and then hung up on me!

My father then went to BAC and spoke to his longtime banker and with a very long phone call, his banker, Susan Rudrud, Assistant Manager, explained that WFC teller Jeanne had run my father's check and $200 was paid promptly to WFC. Enclosed is a photocopy of my father's account showing $200 deducted on November 19. **Your confused Teller Jeanne then ran my father's check a SECOND TIME. After a check has been paid once, that same check becomes nonnegotiable because it can only be paid once and it has already been paid.** Ms. Rudrud explained that cashing a check is a routine part of banking and that WFC should be able to figure out their mistakes. WFC IS NOT ALLOWED TO RUN A CHECK TWICE.

I require you at the Eagan WFC to do the following within 10 days:

Credit my savings account for $200 and $12 immediately

Pay my [redacted] hourly consulting fee ($400) for 1.5 hours=$600 as WFC refused to correct itself.

I have spent more time than this allowing for documenting this letter and photocopying.

Pay Lowell B. Nelson $5.75 in Priority mailing fees and for his hour of time.

This does not include my photocopying costs.

Your rude and incompetent behavior is reprehensible and here the MN State Attorney's office thought they should be primarily concerned about your treatment of customers who speak English poorly! Should you fail in the above, I will be submitting all of this information to the MN State Attorney's Office and our family shareholders will describe your method earning profits by billing customers for your errors at the next WFC shareholders meeting. This, along with sweeping your "worthless California mortage bonds" (description provided by the Wall Street Journal) into your customers' brokerage accounts to "clean up your balance sheet" has been inadequately detailed in your annual reports. This is not only disreputable, but businesses are well aware that every customer that you treat this way, tells many other of their experiences. You tell your PMA customers that they receive special service. I suggest that you retrain John from your phone bank, although it is clear you have him well trained to deny any responsibility on your part for any errors. With your tellers, you also need to review what transpires when they submit a check twice.

Attached copies:
Business card of Susan Rudrud, BAC banker
Copies of the front and back of my father's check showing the first time it was presented"[redacted]"
and the second time your teller tried to cash it "[redacted]"
Partial copy of my father's BAC account showing the $200 check promptly paid
Copies of both 11/19/2015 and 11/24/2015 WFC "research " letters which I now understand show WFC submitted the check twice. This proves WFC could see what happened and refused to fix the problem.